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                                   FORM 18-K
          For Foreign Governments and Political Subdivisions Thereof

                               -----------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                 ANNUAL REPORT

                                      of

                                  FEDERATIVE
                              REPUBLIC OF BRAZIL
                             (Name of Registrant)

              Date of end of last fiscal year: December 31, 2001

                            SECURITIES REGISTERED*
                     (As of the close of the fiscal year)

                               -----------------

                                 Amounts as to                Names of
                              which registration            exchanges on
     Title of Issue              is effective             which registered
     --------------              ------------             ----------------
           N/A                        N/A                        N/A

                               -----------------

         Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

                               Rubens A. Barbosa
                             Ambassador of Brazil
                               Embassy of Brazil
                        3006 Massachusetts Avenue, N.W.
                            Washington, D.C. 20008

                               -----------------

* The Registrant is filing this annual report on a voluntary basis.

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          FEDERATIVE REPUBLIC OF BRAZIL ("BRAZIL" OR THE "REPUBLIC")

   The information set forth below is to be furnished:

   1. In respect of each issue of securities of the registrant registered, a brief statement as to:

      (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

   No such modifications.

      (b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

   No such provisions.

      (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

   No such circumstances.

   2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

      (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

   The internal funded debt of the Republic as of December 31, 2001 totaled R$642.2 billion.

      (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

                                                           As of            As of           As of
                                                        December 31,     December 31,    December 31,
                                                            1999             2000            2001
                                                      ---------------- ---------------- --------------
Repayable in U.S. Dollars............................          $49,112          $49,025        $45,837
Repayable in Deutsche Marks..........................         DM 3,550         DM 5,400       DM 4,380
Repayable in Japanese Yen............................ (Yen)    409,424 (Yen)    389,475 (Yen)  524,702
Repayable in French Francs...........................        FFR 6,358       FFR 11,129      FFR 9,010
Repayable in Pounds Sterling.........................          GBP 119          GBP 560        GBP 477
Repayable in Swiss Francs............................          CHF 264          CHF 242        CHF 195
Repayable in Canadian Dollars........................         CDN$ 224         CDN$ 202       CDN$ 133
Repayable in Euro....................................        EUR 2,633        EUR 5,261      EUR 6,182
Repayable in Italian Lira............................      ITL 752,170      ITL 739,782      ITL 2,295
Repayable in Austrian Schilling......................        ATS 2,062        ATS 2,214      ATS 2,052
Repayable in Dutch Guilder...........................            NLG 0          NLG 411        NLG 385
Repayable in Belgian Franc...........................            BEF 0          BEF 759        BEF 598
IMF Special Drawing Rights...........................        SDR 2,241            SDR 0          SDR 0
II) External Funded Debt by Type of Interest Rate (In
  US$ Equivalent)
Floating Rate........................................           31,601           27,902         19,010
Fixed Rate...........................................           37,358           44,690         52,181
Total................................................           68,959           72,592         71,191

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* Includes Central Bank, public enterprises, mixed ownership enterprises, semi-autonomous entities, states and municipalities. In addition, such entities have additional funded debt payable to the World Bank, IDB and others, denominated primarily in U.S. Dollars, Japanese Yen, Swiss Francs and Deutsche Marks.

   3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

   Reference is made to tables 38, 39, 40 and 41 on pages D-127 to D-133 of Exhibit D.

   4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following :

          (1)  Total amount held by or for the account of the registrant.

   As of December 31, 2001 the registrant held none.

          (2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

   Information not practicable to furnish.

          (3)  Total amount otherwise outstanding.

   Not applicable.

      (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

   Not applicable.

   5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

      (a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

   R$34.4 billion as of December 31, 2001.

      (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

   Reference is made to the response to item 2(b).

   6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

   Reference is made to table 29 on page D-107 of Exhibit D.

   7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

   Reference is made to pages D-81 to D-85 of Exhibit D.

      (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

   None.

   8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

   Reference is made to page D-81 of Exhibit D.

   9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized.

   Reference is made to pages D-69 to D-75 of Exhibit D.

   10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need be furnished only if the registrant has published balances of international payments.)

   Reference is made to table 14 on page D-68 of Exhibit D.

   The annual report comprises:

      (a)  Pages numbered 1 to 5 consecutively.

(b)  The following exhibits: Exhibit A: None
                             Exhibit B: None
                             Exhibit C: Copy of the 2002 Annual Budget of the Republic
                                        (in Portuguese)--filed by paper filing under cover
                                        of Form SE
                             Exhibit D: Current Description of the Republic

      (c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

   This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasilia, Brazil on the 28th day of June, 2002.

                                              FEDERATIVE REPUBLIC OF BRAZIL

                                              By:    /s/  SONIA DE ALMENDRA
                                                     FREITAS PORTELLA NUNES
                                                  -----------------------------
                                                    Sonia de Almendra Freitas
                                                         Portella Nunes
                                                    Attorney of the National
                                                       Treasury of Brazil

                                 EXHIBIT INDEX

          Exhibit No.                                        Page No.
          -----------                                        --------
          A:  None
          B:  None
          C:  Copy of the 2002 Annual Budget of the Republic    *
          D:  Current Description of the Republic...........

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* filed by paper filing under cover of Form SE.